1. Name and Address of Reporting Person
   BERGER, WALTER Z.
   40 Monument Circle
   Suite 700
   Indianapolis, IN 46204
   USA
2. Issuer Name and Ticker or Trading Symbol
   Emmis Communications Corporation
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   01/09/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Exec Vice Pres, CFO, Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Class A Common Stock            01/07/2003            M         2000        A   $22.6875                  D
Class A Common Stock            01/07/2003            S         -2000       D   $23.5000                  D
                                                      <F1>
Class A Common Stock            01/08/2003            M         2000        A   $22.6875                  D
Class A Common Stock            01/08/2003            S         -2000       D   $24.0000   0              D
                                                      <F1>
Class A Common Stock                                                                       30.7843        I           By 401(k)
                                                                                                                      Plan
Class A Common Stock                                                                       304.7619       I           By Section
                                                                                                                      423 Plan
Class A Common Stock                                                                       64.9           I           By Profit
                                                                                                                      Sharing Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Employee    $22.6875 01/07/2         M               2000  03/01/2000 02/28/2007 Class A 2000     $0.0000            D
Stock Opt.           003                                                         Common
Right to                                                                         Stock
Buy
Employee    $22.6875 01/08/2         M               2000  03/01/2000 02/28/2007 Class A 2000     $0.0000    36000   D
Stock Opt.           003                                                         Common
Right to                                                                         Stock
Buy
Employee    $29                                                       02/28/2011 Class A                     50000   D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $29.12                                                    03/05/2012 Class A                     50000   D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $35.375                                                   02/28/2010 Class A                     40000   D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy

Explanation of Responses:

<F1>
The transaction was effected pursuant to a Stock Sale Agreement established on November 15, 2002, in accordance with Rule 10b5-1, with respect to options that expire February 28, 2003.

SIGNATURE OF REPORTING PERSON
/s/ J. Scott Enright

DATE
01/09/2003